UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – 4Q11 and 2011 Results” dated on February 16, 2012.

4Q11 and 2011 Results
Telefônica Brasil S.A.

COMBINING GROWTH AND PROFITABILITY, TELEFÔNICA BRASIL RECORDS EBITDA OF R$ 12.0 BILLION AND NET PROFIT OF R$ 5.1 BILLION IN THE YEAR.

HIGHLIGHTS

Service portfolio attractiveness resulted in higher market share.

- **Total accesses** reached 86.9 million in the quarter (+15.2% y-o-y), 71.6 million of which in the mobile segment (+18,7% y-o-y) and 15.3 million in the fixed-line segment (+1.4% y-o-y);
- Growth of 51.1% q-o-q and 75.1% y-o-y in **net additions in the mobile segment,** which totaled 4.5 million net additions in the quarter. Excluding the additional disconnection of inactive pre-paid customers, net additions in the mobile segment would register an increase of 84.5% q-o-q and 113.9% y-o-y. In 2011, growth of 31.7% in the y-o-y in net additions, coming to a total of 11.3 million new accesses;
- **Mobile segment market share** had a slight growth, maintaining the leadership with 29.5% (+0.1 p.p. q-o-q). Increased leadership in the data segment, with respective market share of 43.4% (+3.3 p.p. y-o-y). In the postpaid segment we recorded market share of 36.6% (+1.3 p.p. y-o-y);

3G coverage reaches 2,516 municipalities, 1,310 new municipalities in this last year.

- Launching of **new postpaid plans** in October and of **Vivo Fixo**, a solution already available in metropolitan areas of Rio de Janeiro, Porto Alegre, Vitória, Belo Horizonte and Goiânia, that should expand to more regions in the coming months;
- **3G coverage** continued to expand, reaching 2,516 municipalities in December 2011 (82% of the Brazilian population), increasing the leadership in comparison with competitors;
- **Mobile broadband** segment accounted for almost one half of the new market additions (47.6%) and accesses with data plans or packages grew by 127% y-o-y, reaching 7.5 million accesses in 2011. **Fixed broadband** accesses moved up by 9.5% y-o-y to 3.6 million accesses;
- **Net service revenues** totaled R$ 8,437.1 million in 4Q11 represents annual growth of 6.3%. In 2011, the Net Services Revenue recorded R$ 32,217.3 million, 6.3% up in relation to 2010;

Accelerated growth of revenue and higher margin in the period.

- **Mobile Data and VAS revenues** has accelerated its annual growth, recording a positive variation of 10.6% in 4Q11 and 40.8% in y-o-y;
- The **EBITDA** recorded growth of 17.1% in q-o-q and of 6.4% in y-o-y, reaching R$ 12,034.7 million in the year, a growth of 6.4% over 2010. Both the annual and quarterly evolutions are affected by the sale of non-strategic assets (R$ 475.9 million in 2011 and R$ 380.1 million in the 4Q11; and R$ 320.6 million in 2010); and by the non-recurring event in the 4Q10 related to the reorganization of personnel (R$ 140.7 million);
- The **EBITDA Margin** stood at 38.5% in the quarter (+4.4 p.p. q-o-q) and 36.3% in the year (+0.3 p.p. y-o-y);
- **Operating cash generation** in the year totaled R$ 8,980.2 million;
- **Net income** came to R$ 1,462.3 million in the quarter, a growth of 9.8% q-o-q. In the year, the combined net income recorded R$ 5,072.4 million, with a growth of 18.2% over 2010.

Notas: (1) y-o-y: 12-month change and (2) q-o-q: change over the previous quarter.

1

Telefónica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

HIGHLIGHTS - MOBILE AND FIXED

R$ million (with intercompanies)	Consolidated 4Q11	Consolidated 3Q11	Δ%	Combined 4Q10	Δ%	Accumulated Combined 2011	 2010	Δ%
Net Operating Revenues	8,600.1	8,293.1	3.7	8,233.3	4.5	33,171.5	31,470.5	5.4
Net Operating Services Revenues	8,437.1	8,067.7	4.6	7,937.3	6.3	32,217.3	30,298.4	6.3
Net operating mobile services revenues	5,108.4	4,697.9	8.7	4,476.3	14.1	18,643.8	16,556.7	12.6
Net operating fixed revenues	3,328.7	3,369.8	(1.2)	3,461.0	(3.8)	13,573.5	13,741.7	(1.2)
Net handset revenues	163.0	225.4	(27.7)	296.1	(44.9)	954.3	1,172.1	(18.6)
Operating costs	(5,292.5)	(5,468.6)	(3.2)	(5,125.8)	3.3	(21,136.8)	(20,159.8)	4.8
EBITDA	3,307.6	2,824.5	17.1	3,107.6	6.4	12,034.7	11,310.7	6.4
Margin%	38.5%	34.1%	4.4 p.p.	37.7%	0.7 p.p.	36.3%	35.9%	0.3 p.p.
Net income	1,462.3	1,332.2	9.8	1,482.2	(1.3)	5,072.4	4,292.7	18.2
Capex	1,952.6	1,226.3	59.2	2,071.8	(5.8)	5,741.2	4,930.5	16.4
Total number of accesses (thousand)	86,864	82,372	5.5	75,393	15.2	86,864	75,393	15.2
Mobile accesses	71,554	67,038	6.7	60,293	18.7	71,554	60,293	18.7
Fixed accesses	15,311	15,334	(0.1)	15,100	1.4	15,311	15,100	1.4
Montly Net Operating Revenues / Access (R$)	32.4	32.6	(0.8)	35.1	(7.7)	30.9	33.5	(7.7)

Telefônica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its consolidated results for 2011, presented in accordance with International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines of the Accounting Pronouncements Committee, effective on December 31, 2010. For comparative purposes, the 4Q10, 2011 and 2010 figures were prepared on a combined basis. Totals are subject to differences due to rounding up or down. The following direct and indirect subsidiaries are consolidated in the Company: Vivo S.A., Telefônica Data S.A., A. Telecom S.A., Telefônica Sistema de Televisão S.A., Ajato Telecomunicações Ltda., GTR Participações e Empreendimentos S.A., TVA Sul Paraná S.A., Lemontree S.A., Comercial Cabo TV São Paulo S.A., Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações.

In order to better reflect the mobile and fixed revenues variations some changes were implemented in the form of presenting the results as from the 4Q11. The changes in reporting result from the following events: transference of fixed and long distance license outside São Paulo to the wholly-owned subsidiary Vivo S.A. as of October 20th 2011; launch of fixed services through mobile technology (FWT) outside São Paulo since October 7th 2011; and incorporation of Vivo Participações S.A. into Telefônica Brasil S.A. as of October 3rd 2011;

Consequently, this document will have the following differences from what was presented before: allocation of long distance revenues according to origin instead of license (e.g. long distance calls originated by a mobile access, in any region of Brazil, will be considered as mobile revenue; allocation of revenues arising from the FWT solution (Vivo Fixo and Vivo Box products) as fixed revenues; and presentation of the revenue evolution in the fixed and mobile segments after intercompany eliminations in order to reflect the financial performance of the integrated company.

For comparative purposes, the "*APPENDIX I*" presents the quarterly evolution of revenues *after intercompany eliminations* and *per service* for 2010 and 2011.

In order to make the models adequacy easier, the "*APPENDIX II*" presents the unaudited financial highlights, as well as a detailed revenue evolution, *before intercompany eliminations* and *per Company* (allocation of long distance revenues outside of São Paulo as mobile revenue as from October 20, 2011 and allocation of revenues arising from the FWT solution outside São Paulo as fixed revenue).

Additionally, the "*APPENDIX III*" presents the 2010 and 2011 Income Statements, *after intercompany eliminations* and *per Company*.

2

BOARD OF DIRECTOR´S MESSAGE

There are several manners for evaluating our performance in 2011. One of them is to review the business results. However, the most relevant thing we have done along the year is maybe something that is beyond what figures can show, although they are useful for confirming the right decisions we have made. The actions I would like to emphasize are those concerning true leadership – that is, leadership resulting from the quality of practices and attitudes that make all the difference. Being a leader is actually being a reference, setting out trends, adopting practices that become a benchmark on the market, imposing new standards that aggregate value.

In 2011, we implemented key stages in the integration process between Telefônica and Vivo on a smooth, ethical, fast and well-succeeded manner. Merging such two big companies, thus creating the largest company in the industry in Brazil in terms of market value, is already quite a great achievement. However, the manner how we did it and the governance model we have adopted are evidence of how a leading company behaves.

We have fully complied with the recommendations made in CVM’s Guideline Opinion 35, without any challenge whatsoever by the parties or the bodies involved and fully respecting minority shareholders. The market has unequivocally acknowledged this and other strengths in our organization: along a year in which the Ibovespa (São Paulo Stock Index) dropped by 18%, our shares appreciated by 20%.

Our integration of the two companies has not been less complex than other similar processes – or, saying in better words, it was indeed most challenging because it concerned the merger of two high performance staffs. However, our merger ended by giving rise to quite favorable winds, which caused our employees’ satisfaction and engagement rate to rise to levels that not even us could imagine reaching in our most ambitious goals.

In our pursuance to implement transformations that benefit customers and the society on a sustainable basis, in the first semester of 2012 we will open the new datacenter, one of the largest in Latin America and one of the most advanced in the world. It has been designed based on the perspective of growth in our services within a 10-year horizon and already provides for expansions thereafter. Thus, we ensure processing capacity for successfully meeting the growth in our customer base, the increase in the use of our current services and the demands that will come from products and services not yet provided.

Another evidence of how leading organizations prepare and model future is our investment in the FTTH (Fiber To The Home) network. We already have 50 thousand connected customers and more than 1 million homes able to use such service (home passed) in the Capital and in other 15 cities in the State of São Paulo. Once again, we are pioneers in this branch of activity: up to this moment, this advanced technology has been implemented by just a few state-of-the-art operators in the whole world and is a further investment turned to the present and to the long-term.

These actions express our focus on the business and our awareness of the importance our services have. Connectivity allows people to have access to a lot of possibilities for developing themselves and thus live better, in a most human, intelligent, safe and funny manner. This has been also the purpose of our investments in the 3G network. We provide this service in more than 2.5 thousand municipalities – greater than the cover provided by all the other mobile service operators considered as a whole. This year, we launched Vivo Fixo and Vivo Box, which solutions are available in the metropolitan regions of Porto Alegre, Rio de Janeiro, Belo Horizonte and Vitória, and will be extended to other locations in 2012. Such actions are evidence of the steps we have taken towards capturing synergies and developing solutions as from an integrated fixed-mobile view.

We have continued to follow several fronts with a view to achieve quality in everything that is important to the customer. We top the ranking of services quality evaluated by the Anatel. In terms of assistance, we have continued to lead the IDA (Assistance Performance Index). As regards the Procons (Consumer Rights Protection

3

agency), we are the company that records the lowest rate of complaints. All the facts above are quite important. Apart from our leading edges in products, services, plans and intelligence of our offers, quality is an ingredient that captivates and retains customers and strengths trust relations.

Innovation is another vector that is responsible for multiplying connections among people and our connection with our customers. Innovating is something we do in multiple dimensions. One of them is by adding new products and services to our portfolio, such as Vivo Direto, which allows customers to speak throughout Brazil by simply touching a key; HSPA+, which allows customers who own compatible mobile phones to reach data transmission rates up to three times greater than conventional 3G rates; or, further, At Home, a residential automation service already adopted in 20% of the high standard real estate launches in the metropolitan region of São Paulo. Another new service began to be provided after the network started operating at 1,800 MHz frequency, which allows the usage of Vivo chip in any unblocked cell phone, the sole company that offers such benefit in Brazil.

Innovating is also providing the land with nutrients in order to ferment talents and innovations. An example of this is Wayra, an initiative the purpose of which is to find and support talents. It is under this same spirit that we have continued to keep a strong presence in and to be the main sponsor of the Campus Party Brazil, the largest event for innovation, creativeness, digital entertainment and technology in the world.

The above mentioned projects are added by tenths of other actions related to sponsorship and programs designed to democratize access of people to culture, stimulate social inclusion by means of sports and the social use of information and Communication Technologies. Our investments in social projects have gained a new force as a result of the integration of the two companies, with Instituto Vivo having been absorbed by Fundação Telefônica. I am sure, in this case, that the sum will multiply the results.

Our services have overcome even environmental challenges. On one hand, because connectivity allows building of networks of people who exchange ideas, develop environmental protection and eco-efficiency projects, disseminate solutions for minimizing adverse impacts on the environment, and stimulate most conscious attitudes and behaviors. On the other hand, because our services allow people to interact without physically moving from one place to another, without the need of transport and travel and, therefore, the emissions of pollutant gases and consumption of natural resources related thereto.

From the customers to the employees, from the shareholders to the different sectors in the society, from the government to the partners and suppliers, I believe that all our relationships will be contemplated by the important initiatives and achievements we developed in 2011. They represent actions that strengthened our trust relations. They make us feel very proud. After all, Telefônica Brasil is, today, one of the 20 largest telecommunication companies in the world and, more than that, is a leading company on a broad sense – as it concerns quality, innovation, people management, generation of value to shareholders, sustainable practices …

Therefore, we have good reasons to be optimistic when we look to the future and to be willing to do much more, being also favored by the Brazilian context, and counting on a key benchmark in our branch of activity, that is, the opening of the cable TV market. This favorable scenario brings additional consumers into the market and more demand for our services, which evidences the path we have to follow: that is, to offer each time more services, with the largest possible coverage, the best quality, and more innovating contents. We, thus, feed a spiral that generates more than business growth. It generates value to everybody.

For all that, we thank the customers, shareholders, suppliers, financial institutions and other entities for their support and trust and, in special, to our employees for their dedication and efforts undertaken, responsible for the achievement of results.

Antonio Carlos Valente da Silva

President

4

Telefônica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

MOBILE SEGMENT

OPERATING PERFORMANCE - MOBILE

Thousand	4Q11	3Q11	Δ%	4Q10	Δ%	Accumulated 2011	2010	Δ%
Mobile accesses	71,554	67,038	6.7	60,293	18.7	71,554	60,293	18.7
Postpaid	16,116	15,359	4.9	12,634	27.6	16,116	12,634	27.6
Prepaid	55,438	51,679	7.3	47,659	16.3	55,438	47,659	16.3
Market Share (*)	29.5%	29.5%	0.1 p.p.	29.7%	(0.2) p.p.	29.5%	29.7%	(0.2) p.p.
Postpaid	36.6%	36.8%	(0.2) p.p.	35.2%	1.3 p.p.	36.6%	35.2%	1.3 p.p.
Mobile broadband (modem and M2M)	43.4%	43.0%	0.4 p.p.	40.1%	3.3 p.p.	43.4%	40.1%	3.3 p.p.
Net additions	4,515	2,989	51.1	2,578	75.1	11,261	8,548	31.7
Market Share of net additions (*)	30.3%	29.9%	0.5 p.p.	22.5%	7.8 p.p.	27.9%	29.5%	(1.6) p.p.
Market penetration	123.9%	116.5%	7.4 p.p.	104.6%	19.3 p.p.	123.9%	104.6%	19.3 p.p.
Monthly churn	3.0%	2.9%	0.1 p.p.	2.7%	0.3 p.p.	2.8%	2.7%	0.2 p.p.
ARPU (R$/month)	24.6	23.9	2.9	25.4	(3.3)	24.0	24.7	(2.9)
Voice ARPU	18.2	17.7	2.3	20.0	(9.3)	18.0	19.8	(9.0)
Data ARPU	6.4	6.1	4.7	5.4	19.0	6.0	4.9	22.1
Total traffic (minutes million) (**)	24,810	24,380	1.8	20,904	18.7	92,481	77,840	18.8

(*) source: Anatel

(**) retroactively adjusted due to systemic rereading.

New plans keep offers attractiveness and capture new customers.

ARPU recorded annual growth even with higher acquisition of prepaid customers.

- **Total accesses** increased by 18.7% over 4Q10 to 71,554 thousand.
- **Market share** reached 29.5%, recording a slight growth over the previous quarter.
- **Postpaid access market share** recorded 36.6% in the quarter, while **broadband market share** (modems and M2M) totaled 43.4%, 3.3 p.p. up y-o-y. These evolutions were due to our commercial focus on the higher revenue segments, in addition to the best and highest 3G coverage in Brazil.
- **Total net additions** maintained their strong growth this quarter, moving up by 75.1% over last year and 51.1% over 3Q11, reaching around 4.5 million new accesses. Excluding the additional disconnection of inactive pre-paid customers, net additions would record a growth of 84.5% q-o-q and 113.9% y-o-y. Additionally, the market share of net additions reached 30.3% in the quarter. Data recorded a 47.6% share of the net additions in the quarter.
- **ARPU** after intercompany eliminations, allocation of long distance revenues according to origin and fixed services outside São Paulo in fixed revenues, reaches R$ 24.6 in the quarter, 2.9% up q-o-q., even with higher acquisition of prepaid customers in 2011.
- **Total traffic** grew by 18.7% over 4Q10, mainly driven by the increase of mobile-mobile on-net long distance traffic, fueled by the promotions launched in the end of the third quarter and beginning of the fourth.

5

4Q11 and 2011 Results
Telefônica Brasil S.A.

NET OPERATING REVENUES - MOBILE

R$ million *(with intercompanies)*	Consolidated 4Q11	Consolidated 3Q11	Δ%	Combined 4Q10	Δ%	Accumulated Combined 2011	2010	Δ%
Net operating mobile revenues	5,271.4	4,923.2	7.1	4,772.4	10.5	19,598.1	17,728.8	10.5
Net service revenues	5,108.4	4,697.9	8.7	4,476.3	14.1	18,643.8	16,556.7	12.6
Access and Usage	2,660.5	2,439.8	9.0	2,386.4	11.5	9,723.7	8,984.2	8.2
Network usage	1,070.4	997.3	7.3	1,062.0	0.8	4,099.0	4,100.8	(0.0)
Data Revenues plus VAS	1,334.3	1,206.4	10.6	947.5	40.8	4,640.1	3,279.3	41.5
Messaging P2P	473.3	406.9	16.3	325.3	45.5	1,562.2	1,110.8	40.6
Internet	645.8	606.0	6.6	504.1	28.1	2,366.7	1,752.5	35.1
Other Data Revenues plus VAS	215.2	193.5	11.2	118.1	82.2	711.1	416.0	70.9
Other services	43.2	54.4	(20.7)	80.4	(46.3)	181.0	192.4	(5.9)
Net handset revenues	163.0	225.4	(27.7)	296.1	(44.9)	954.3	1,172.1	(18.6)

Mobile net revenues grew by 10.5% over 4Q10, after intercompany eliminations. Net service revenues in the quarter increased by 14.1% y-o-y due to increased data and voice services consumption in the quarter and reaffirmed the acceleration trend recorded in 3Q11.

Net Service Revenues
(with intercompanies - yoy)
13.9%
10.3%
12.0%
14.1%
1Q11
2Q11
3Q11
4Q11

Launching of new plans encourage greater usage.

Data and VAS revenues accounted for 26.1% of mobile net service revenues in the 4Q11.

Access and usage revenues increased by 8.2% over 2010, driven by the success of the new plans and promotions for the prepaid and postpaid customers.

Network usage (interconnection) revenues grew 7.3% in comparison with the 3Q11, mainly due to the higher long distance traffic from other operators in the period.

Data and VAS (Value Added Services) revenues recorded a strong growth of 40.8% over 4Q10, driven by the growth in accesses with data plans or packages, which increased by 127% y-o-y. SMS also recorded a strong performance, with increase of 45.5% y-o-y. Data and VAS revenues accounted for 26.1% of mobile service net revenues in the quarter, 5.0 p.p. up on the same period last year. Considering outgoing revenue only, data and VAS accounted for 27.8% in 4Q10 versus 33.0% in the last quarter of 2011.

Mobile internet revenues increased by 28.1% in comparison with 4Q10 and 6.6% in relation to 3Q11, accounting for 48.4% of total data revenues in the quarter. **Other data and VAS revenues** moved up by 82.2% y-o-y, due to the performance of the SMS-based interactive services (P2A messaging).

6

4Q11 and 2011 Results
Telefônica Brasil S.A.

FIXED SEGMENT

OPERATING PERFORMANCE - FIXED

Thousand	4Q11	3Q11	Δ%	4Q10	Δ%	Accumulated 2011	2010	Δ%
Fixed voice	10,981	11,090	(1.0)	11,296	(2.8)	10,981	11,296	(2.8)
Residential	7,573	7,677	(1.4)	7,960	(4.9)	7,573	7,960	(4.9)
Commercial	2,791	2,761	1.1	2,686	3.9	2,791	2,686	3.9
Public lines	216	248	(13.0)	251	(13.9)	216	251	(13.9)
Internally used and test lines	401	404	(0.6)	400	0.4	401	400	0.4
Fixed broadband	3,631	3,551	2.3	3,317	9.5	3,631	3,317	9.5
Pay TV	699	693	0.9	486	43.7	699	486	43.7
Fixed accesses	15,311	15,334	(0.1)	15,100	1.4	15,311	15,100	1.4
% broadband over fixed voice accesses	33.1%	32.0%	1.1 p.p.	29.4%	3.7 p.p.	33.1%	29.4%	3.7 p.p.

Ratio of fixed broadband over fixed voice accesses increased by +4 p.p.

Acceleration in the fixed-mobile substitution is reflected in the growth of fixed-voice accesses, despite the growth in the corporate segment.

- **Fixed-line accesses** closed 4Q11 at 15,311 thousand, 1.4% more than in the same period a year earlier. Important to point out the change in the service mix, with a substantial increase in the ratio of fixed broadband over fixed voice accesses, which climbed from 29.4% in 4Q10 to 33.1% in 4Q11.
- **Fixed broadband** customers increased by 9.5% over 4Q10, closing at 3,631 thousand. There were 80 thousand net additions in the quarter, less than in the same period of last year due to the increasingly competitive environment, but in line with 3Q11.
- **Fixed voice** accesses closed the quarter at 10,981 thousand, a drop of 1.0% in comparison with 3Q11, primarily due to accelerated fixed-mobile substitution, despite the continued growth in the corporate segment. In the annual comparison, fixed-voice accesses recorded a reduction of 2.8%, considering the strong operating performance in 4Q10.
- **Pay TV** accesses closed at 699 thousand in the quarter, 43.7% up y-o-y. It is worth noting that TVA's pay TV results and customer base were consolidated as of 2Q11. Excluding this consolidation, 4Q11 recorded organic growth of 60 thousand accesses in comparison to 4Q10.

7

Telefônica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

NET OPERATING REVENUES - FIXED

R$ million (with intercompanies)	Consolidated 4Q11	Consolidated 3Q11	Δ%	Combined 4Q10	Δ%	Accumulated Combined 2011	2010	Δ%
Net operating fixed revenues	3,328.7	3,369.8	(1.2)	3,461.0	(3.8)	13,573.5	13,741.7	(1.2)
Fixed voice and accesses	1,922.1	1,989.2	(3.4)	2,184.3	(12.0)	8,103.2	8,900.3	(9.0)
Interconnection	98.3	113.1	(13.2)	118.7	(17.2)	445.2	476.6	(6.6)
Data transmission	897.1	876.6	2.3	837.0	7.2	3,448.2	3,113.2	10.8
Pay TV	173.0	177.2	(2.4)	104.7	65.3	647.5	411.5	57.3
Other services	238.3	213.7	11.5	216.4	10.1	929.4	840.2	10.6

Fixed net revenues reduced by 1.2% in the year, with intercompany eliminations, mainly impacted by the decrease in fixed-line-originated local voice revenue, despite the increase of data and Pay TV revenues.

Voice and accesses revenues decreased by 9.0% in relation to 2010, mainly due to the drop in the traffic originated by fixed-line and to the lower fixed-voice customer base, partially offset by the increased international long-distance revenue in the period.

Network usage revenues were 6.6% lower than in 2010, reflecting the reduction in incoming traffic, given the concentration in selling efforts by the operators for stimulating the on-net mobile traffic.

2011 data revenues record growth of 10.8%.

Data revenues increased by 10.8% in relation to 2010 despite the increasingly competitive environment. This positive evolution results from the Company's commitment to quality and its commercial efforts, reflected in an increase in the customer base, mainly driven by the strong performance in the corporate segment. The change in the fixed segment's revenue mix has continued, given the annual growth of 2.8 p.p. in the data revenues over the total revenue of this segment, climbing from 24.2% in the 4Q10 to 27.0% in the 4Q11.

Consolidation of TVA's pay TV business as of 2Q11.

In 2011, **Pay TV** revenues recorded growth of 57.3% over 2010, mainly due to the **consolidation of TVA's pay TV business results as of 2Q11**. Excluding this effect, these revenues would have increased by 11.6% over 2010.

Other Revenues increased by 10.6% over 2010, primarily due to the increased supply of integrated solutions to the corporate segment.

8

4Q11 and 2011 Results
Telefônica Brasil S.A.

CONSOLIDATED OPERATING COSTS

COMBINED FOR 4Q10

OPERATING COSTS - MOBILE AND FIXED

R$ million (with intercompanies)	Consolidated 4Q11	Consolidated 3Q11	Δ%	Combined 4Q10	Δ%	Accumulated Combined 2011	Accumulated Combined 2010	Δ%
Operating costs	(5,292.5)	(5,468.6)	(3.2)	(5,125.8)	3.3	(21,136.8)	(20,159.8)	4.8
Personnel	(594.5)	(581.3)	2.3	(701.2)	(15.2)	(2,272.1)	(2,163.6)	5.0
Costs of services rendered	(2,568.4)	(2,572.1)	(0.1)	(2,402.4)	6.9	(10,028.5)	(9,550.4)	5.0
Interconnection	(1,140.8)	(1,146.9)	(0.5)	(1,122.7)	1.6	(4,526.5)	(4,519.3)	0.2
Taxes and contributions	(482.4)	(452.2)	6.7	(387.8)	24.4	(1,763.9)	(1,499.5)	17.6
Third-party services	(651.4)	(669.8)	(2.8)	(631.3)	3.2	(2,611.8)	(2,485.9)	5.1
Others	(293.8)	(303.1)	(3.1)	(260.6)	12.8	(1,126.4)	(1,045.6)	7.7
Cost of goods sold	(434.2)	(451.0)	(3.7)	(439.5)	(1.2)	(1,786.5)	(1,805.0)	(1.0)
Selling expenses	(1,661.4)	(1,636.3)	1.5	(1,562.2)	6.4	(6,397.2)	(5,959.1)	7.4
Provision for bad debt	(137.5)	(152.1)	(9.6)	(125.0)	10.0	(565.1)	(556.0)	1.6
Third-party services	(1,376.5)	(1,345.8)	2.3	(1,311.1)	5.0	(5,294.2)	(4,836.4)	9.5
Others	(147.4)	(138.5)	6.4	(126.1)	16.9	(537.9)	(566.7)	(5.1)
General and administrative expenses	(352.2)	(250.4)	40.6	(253.4)	39.0	(1,055.5)	(979.5)	7.8
Third-party services	(260.4)	(184.8)	40.9	(190.7)	36.6	(800.4)	(757.5)	5.7
Others	(91.8)	(65.6)	39.8	(62.7)	46.3	(255.1)	(222.0)	14.9
Other operating revenue (expenses), net	318.0	22.5	n.a.	233.7	36.1	402.9	294.8	36.7
Investment gains (losses)	-	-	n.a.	(0.9)	n.a.	-	2.9	n.a.

Operating Costs
(with intercompanies)

3.3%
-3.2%
4Q10
3Q11
4Q11

Total operating costs, excluding depreciation and amortization, came to R$ 21,136.8 million in 2011, 4.8% up over the previous year. In the quarter, the operating costs reached R$ 5,292.5 million, with annual growth of 3.3%, mainly due to the higher cost of services rendered and general and administrative expenses.

> Control of structural costs helped maintain profitable growth.

Personnel costs decreased 15.2% in 4Q11, when compared to 4Q10, which is impacted by non-recurrent expenses related to the restructuring process. Excluding such effect, personnel costs would record an increase of 6.1% in the period.

The **cost of services rendered** in 4Q11 climbed by 6.9% over 4Q10, mainly due to growth in the customer base and its increased activity, reflected in higher expenses with Fistel, Fust, Funtel and network usage, as well as higher rent expenses due to the expansion of 3G coverage. When compared to the previous quarter, it recorded a reduction of 0.1% due to the lower expenses with third party services and others, partially offset by the increase in expenses with Fistel, Fust and Funtel.

9

4Q11 and 2011 Results
Telefônica Brasil S.A.

Increased commercial activity in the quarter push up selling expenses.

Default remained under control, with PDA equivalent to 1.1% of total gross revenues.

The **cost of goods sold** in 4Q11 fell by 1.2% and by 3.7% over 4Q10 and 3Q11, respectively. The performance in 4Q11 results from the increase in sales of naked SIM cards', and better negotiation with suppliers.

Selling expenses climbed by 6.4% over 4Q10, pushed by increased expenditure on third-party services, particularly those related to publicity and advertising, due to the continuing efforts of communication relating to products launched in 3Q11, and commissioning, due to the higher number of total additions. When compared to 3Q11, it recorded a growth of 1.5% due to the increase in expenditures with publicity and advertising and commissioning.

The **Provision for Doubtful Accounts (PDA)** totaled R$ 137.5 million in 4Q11, corresponding to 1.1% of total gross revenues, slightly higher than the 1.0% registered in 4Q10, and lower than the 1.2% recorded in 3Q11. In 2011, default was of R$565.1 million, corresponding to 1.2% of the total gross revenue, stable in relation to the previous year.

General and administrative expenses increased by 39.0% in 4Q11 when compared to the 4Q10 and 40.6% when compared to the 3Q11. These variations are due, mainly, to increased costs with third-party services related to plant maintenance and conservation, among others.

Other net operating revenues/expenses recorded revenues of R$ 84.3 million, higher than the revenue recorded in 4Q10, coming to a total of R$318.0 million in the quarter. This growth is due to the sales of non-strategic assets in 4Q11 (+R$146.7 million), partially offset by higher civil contingencies and higher expenditures with taxes and contributions in the same period. When compared to 3Q11, the growth is mainly due to the sale of non-strategic assets.

EBITDA

EBITDA margin of 36.3% in 2011, +0.3 p.p. in comparison with 2010.

EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 12,034.7 million in 2011, with annual growth of 6.4% and **EBITDA Margin** of 36.3% (+0.3 p.p. y-o-y). This growth is mainly explained by the increase in the data services revenue, partially offset by the increase in the cost of services rendered. The EBITDA recorded an increase of 17.1% in the quarter, with a margin of 38.5%, +4.4 p.p. in the q-o-q comparison.

Both the annual and quarterly evolutions are affected by the sale of non-strategic assets (R$ 475.9 million in 2011 and R$ 380.1 million in the 4Q11; and R$ 320.6 million in 2010); and by the non-recurring event in the 4Q10 related to the reorganization of personnel (R$ 140.7 million).

10

Telefónica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

DEPRECIATION AND AMORTIZATION

DEPRECIATION - MOBILE AND FIXED

R$ million (with Intercompanies)	Consolidated 4Q11	Consolidated 3Q11	Δ%	Combined 4Q10	Δ%	Accumulated Combined 2011	2010	Δ%
EBITDA	3,307.6	2,824.5	17.1	3,107.6	6.4	12,034.7	11,310.7	6.4
Depreciation and Amortization	(1,322.3)	(1,396.0)	(5.3)	(1,035.1)	27.7	(5,131.9)	(4,694.9)	9.3
Depreciation	(856.3)	(950.8)	(9.9)	(806.0)	6.3	(3,558.7)	(3,678.4)	(3.3)
Goodwil amortization	(199.2)	(201.8)	(1.3)	(229.1)	(13.1)	(597.6)	(229.1)	160.8
Others amortizations	(266.7)	(243.3)	9.6	-	n.a.	(975.6)	(787.4)	23.9
EBIT	1,985.3	1,428.6	39.0	2,072.5	(4.2)	6,902.8	6,615.8	4.3

Depreciation and amortization grew by 9.3% in the y-o-y comparison, mainly due to an increase in expenses with amortization of goodwill.

FINANCIAL RESULT

NET FINANCIAL INCOME - MOBILE AND FIXED

R$ million (with intercompanies)	Consolidated 4Q11	Consolidated 3Q11	Δ%	Combined 4Q10	Δ%	Accumulated Combined 2011	2010	Δ%
Net Financial Income	(93.5)	(40.7)	129.9	(142.9)	(34.6)	(179.5)	(454.0)	(60.5)
Financial Revenues	277.1	382.1	(27.5)	108.5	155.5	1,185.6	706.5	67.8
Income from Financial Transactions	80.1	100.7	(20.5)	100.3	(20.1)	401.7	318.8	26.0
Monetary and exchange variations	150.8	194.1	(22.3)	20.3	644.3	543.7	215.1	152.7
Other financial revenues	64.7	87.4	(25.9)	24.8	161.1	258.7	211.1	22.6
(-) Pis and Cofins taxes	(18.5)	-	n.a.	(36.9)	(49.8)	(18.5)	(38.5)	(51.9)
Financial Expenses	(370.6)	(422.8)	(12.3)	(251.4)	47.4	(1,365.1)	(1,160.5)	17.6
Financial Expenses	(269.8)	(243.2)	10.9	(227.4)	18.6	(876.5)	(984.6)	(11.0)
Monetary and exchange variations	(100.8)	(179.6)	(43.9)	(20.0)	402.9	(483.5)	(174.9)	176.4
Other financial expenses	-	-	n.a.	(3.9)	n.a.	(5.0)	(1.0)	414.9

The **net financial expense** fell by R$ 49.4 million in the y-o-y comparison and R$ 274.5 million in relation to 2010, due to the reduction in net debt, higher returns on financial investments and lower costs with financial liabilities.

11

4Q11 and 2011 Results
Telefônica Brasil S.A.

NET INCOME

Net income moves up 18.2% over 2010.

Combined **Net Income** of R$ 5,072.4 million in 2011 represents an increase of 18.2% over 2010, reflecting the positive performance of the operating result combined to the improved financial result. The income, pursuant to the corporate law, recorded R$ 4,362.2 million in the nine consolidated months of 2011. The main difference in relation to the combined income arises out of effects of the merger of Vivo Part into Telefônica Brasil, specially the net income of Vivo Part in the first quarter of 2011.

4,293
724
437
274
218
5,072
Net Result 2010 (*)
EBITDA
D&A
Financial Result
Taxes
Net Result 2011

(*) Combined Net Income.

CAPEX

CAPEX - MOBILE AND FIXED

R$ million	Consolidated 4Q11	Consolidated 3Q11	Combined 4Q10	Accumulated Combined 2011	2010
Network	1,434.5	908.4	1,588.6	3,528.2	3,715.4
Technology / Information System	258.5	161.8	265.7	722.9	643.7
Products and Services, Channels, Administrative and others	259.6	156.2	217.5	1,490.0	571.4
Total	1,952.6	1,226.3	2,071.8	5,741.2	4,930.5

Execution of the license authorization agreements impacted Capex in 2011 by R$ 811.8 million.

Capex of R$ 5,741.2 million in 2011 increased by 16.4% over 2010 due to the execution, in May 2011, of the authorization agreements for the licenses acquired by Vivo in Anatel's December 2010 auction, totaling R$ 811.8 million. The investments in the period focused on IT and increasing network capacity and quality, as well as commercial expenses to support the growth of the customer base. Excluding licenses, the accumulated Capex over net operating revenues reached 15.3% in 2011.

The investments of the period focused on the expansion of capacity and quality of the network, specially in the expansion of our fiber coverage in key regions of São Paulo state and in the expansion of 3G coverage, which rose from 1,206 municipalities covered by the end of 2010 to 2,516 municipalities by the end of 2011. In addition, investments were also focused on IT and commercial costs to support the growth of the customer base. To attend an

12

Telefónica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

increasingly connected society, significant investments were made to support the strong growth in fixed and mobile broadband customers, beyond the focus on high-speed services to the corporate market. Additionally, the Company also made important investments in maintenance and expansion of voice services, responsible for a significant part of our revenues.

CASH FLOW

STATEMENTS OF CASH FLOW - MOBILE AND FIXED

R$ milion	4Q11	3Q11	Δ R$ 4Q11 x 3Q11	4Q10	Δ R$ 4Q11 x 3Q10	Accumulated 2011	Accumulated 2010	Δ R$ 2011 x 2010
Cash generation provided by operating activities	2,659.9	2,387.2	272.7	2,814.5	(154.6)	8,980.2	8,985.6	(5.4)
Cash applied by investing activities	(1,277.9)	(1,021.1)	(256.8)	(789.7)	(488.2)	(4,671.0)	(3,221.4)	(1,449.6)
Cash flow after investing activities	1,382.0	1,366.1	15.9	2,024.8	(642.8)	4,309.2	5,764.2	(1,455.0)
Cash applied by financing activities	(1,575.1)	(892.6)	(682.5)	(1,801.5)	226.4	(5,066.4)	(5,610.2)	543.8
Cash flow after financing activities	(193.1)	473.5	(666.6)	223.3	(416.4)	(757.2)	154.0	(911.2)
Cash and Equivalents at the beginning	3,133.5	2,660.0	473.5	3,474.2	(340.7)	3,697.5	3,543.5	154.0
Cash and Equivalents at the end	2,940.3	3,133.6	(193.3)	3,697.5	(757.2)	2,940.3	3,697.5	(757.2)

2011 operating cash generation in the amount of R$ 8,980.2 million.

The **cash flow after financing activities** in comparison with 4Q10 decreased by R$ 416.4 million due to the decrease of R$154.6 million in **operating cash generation** and higher utilization of **cash applied by investing activities** in the amount of R$ 488.2 million in the period. These events were partially offset by higher **cash used in financing activities** in the amount of R$ 226.4 million, mainly as a result of higher uptake and lower amortization of debt, despite the higher payment of dividends and interest on own capital.

In comparison with 3Q11, the **cash after financing activities** was R$ 666.6 million lower due to the increased **cash used in investing activities** in the amount of R$ 256.8 million and to the increase of R$ 682.5 million in **cash applied by financing activities**, explained by the higher payment of dividends and interest on own capital. These effects were partially offset by a higher uptake of debt, despite the increase of R$ 272.7 million in **operating cash generation.**

13

Telefónica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

INDEBTEDNESS

LOANS AND FINANCING - MOBILE AND FIXED

(R$ million)

December 2011						
Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total
Local currency						
BNDES	UR TJLP	TJLP + 1.48% until 9.0%	Until 2019	737.2	2,326.0	3,063.2
BNDES	R$	4.5% until 5.5%	Until 2020	12.1	142.9	155.0
BNB	R$	10.0%	Until 2016	110.5	327.8	438.3
Debêntures	R$	106% until 112% of CDI	Until 2013	463.1	640.0	1,103.1
Debêntures	R$	IPCA + 0.5% until IPCA + 7%	Until 2021	5.5	149.8	155.3
Working capital	R$	108.90% CDI	Until 2012	91.6		91.6
Others	-	-	Until 2018	0.6	0.4	0.9
Foreign currency						
BEI	US$	4.18% and 4.47%	Until 2015	28.8	679.2	708.0
Resolução 4131	US$	1.75%	Until 2013		282.2	282.2
BNDES	UMBND	5.97% per year	Until 2019	1.8	192.5	194.3
Mediocrédito	US$	1.75%	Until 2014	5.8	8.2	14.0
Emission cost				0.0	(2.0)	(2.0)
Total				1,457.0	4,746.9	6,203.9

SCHEDULE OF OBLIGATIONS

(R$ million)

December 2011	
Year	Amount
2013	1,798.1
2014	1,096.2
2015	916.9
2016	273.0
After 2017	662.6
Total	4,746.9

NET FINANCIAL DEBT - MOBILE AND FIXED

R$ million	December'11	September'11	December'10
Short-term Debt	1,457.0	1,283.6	1,136.1
Long-term Debt	4,746.9	3,742.0	4,603.5
Total Debt	6,203.9	5,025.6	5,739.6
Cash and cash equivalents	(2,940.3)	(3,133.6)	(3,697.5)
Net derivatives position	(98.2)	(30.9)	54.2
Net debt	3,165.4	1,861.1	2,096.3
Net debt/Ebitda	0.26	0.16	0.19

R$ million
Indebtedness
8.000
6.000
4.000
2.000
0
Dec-10
ST 20%
LT 80%
+8.1%
Dec-11
ST 23%
LT 77%
Dec-10
+51.0%
Dec-11
Total Debt
Net Debt
Net Debt
Total Debt

The Company ended 4Q11 with **gross debt** of R$ 6,203.9 million, 19.3% of which denominated in foreign currency. The increase of 8.1% over 2010 is related to the additional financing from BNDES in the period.

The **Net debt** totaled R$ 3,165.4 million in 2011, representing 0.26 of EBITDA in the last 12 months. In comparison with the previous year, it was recorded an increase of 51.0%, mainly explained by higher cash expenditure relating to the payment of dividends and the payment of the second tranche of spectrum in the period. The debt's foreign exchange exposure is 100% protected by hedge transactions.

14

4Q11 and 2011 Results
Telefônica Brasil S.A.

Capital Markets

VIVT3 and VIVT4 appreciated by 21.6% and 23.5%, respectively, versus a 18.1% decline for the Ibovespa.

Telefônica Brasil's common (ON) and preferred (PN) shares are traded on the Securities, Commodities and Futures Exchange (BM&FBOVESPA) under the tickers VIVT3 and VIVT4, respectively. It also has ADRs traded on the NYSE under the symbol VIV.

VIVT3 and VIVT4 closed the quarter at R$ 47.79 and R$ 51.90, respectively, recording y-o-y increases of 21.6% and 23.5%, versus a 18.1% decline for the Bovespa Index (Ibovespa). The Company's ADRs appreciated by 13.8%, ending the year at US$ 27.82, versus the Dow Jones's 6.2% upturn.

Considering accrued dividends paid in year and the appreciation recorded in the period, VIVT3 and VIVT4 recorded total shareholder returns (TSR) of 25.1% and 27.0%, respectively.

In the year, VIVT3 and VIVT4 daily traded volume averaged R$ 774.2 thousand and R$ 26,712.6 thousand, respectively, while daily traded ADR volume averaged US$ 22,605.5 thousand in the same period.

The graph below shows share performance over the last 12 months:

Telefônica Brasil's stocks performance
(Base 100 on 12/30/2010)
150
100
50
dez-10
mar-11
jun-11
set-11
dez-11
VIVT4
VIVT3
VIV
Dow Jones
Ibovespa

15

DIVIDENDS

Dividends declared by Telefônica Brasil based on the societary net income of 2011 totaled R$ 4.2 billion, a total of R$ 3.507065 per share ON and R$ 3.857772 per share PN, as stated in the table below.

On February 15, 2012, the Board of Directors proposed a dividend of R$ 1.630093 per common share and R$ 1.793102 per preferred share, a total net amount of R$ 1.953,0 million.

Such dividend, is based on the net income of 2011 and not distributed yet for common and preffered shareholders, is composed of IOC, in dividends, in the net amount of R$ 64.9 million. The dividend proposal will be submitted to the General Shareholder Meeting to be held in 2012.

The amounts deliberated during 2011 and the mentioned proposal of dividends deliberation to be approved in the General Shareholder Meeting, shows that 100% of the adjusted net income of the year will be distributed to shareholders as dividends and interest on own capital.

In order to make the analysis easier, we included in the “Appendix IV” of this report the history of past dividends and of the merger of Vivo Participações S.A. into Telecomunicações de São Paulo S.A.

Telefônica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

ADDITIONAL NOTES

Subsequent event.

The National Telecommunications Agency (Anatel), pursuant to Resolution No. 576/2011, approved the act published in the Official Gazette (*'Diário Oficial'*) on January 25, 2012, that will result, as from February 24th, in a net decrease of 10.78% in tariffs of fixed-mobile calls (VC) of the Basic Plan (*'Plano Básico'*). The new values will be valid for SMP (Personal Mobile Service) and SME (Specialized Mobile Service).

Breakdown of capital stock.

CAPITAL STRUCTURE COMPOSITION

As of December 31, 2011	Common	Preferred	Total
Controlling Company	350,127,371	480,624,588	830,751,959
	91.76%	64.60%	73.81%
Minority shareholders	31,220,000	261,912,685	293,132,685
	8.18%	35.20%	26.04%
Treasury shares	239,740	1,477,546	1,717,286
	0.06%	0.20%	0.15%
Total number of shares	381,587,111	744,014,819	1,125,601,930

Book Value per share (R$):	38.49
Capital stock - in thousands of R$ (as of 12/31/11):	37,798,110

Tariff increases.

Fixed-Fixed Tariffs – At December 22, 2011, through Acts 8.401 and 8.933, Anatel ratified a 1.95% tariff increase for the Fixed Switched Telephone Service (STFC), in accordance with the criteria established in the Local and National Long-Distance Concession Contracts, to become effective as of December 24, 2011.

Fixed-Mobile Tariffs – At February 9, 2010, through Act 971, Anatel approved a 0.98% tariff increase for calls between fixed and mobile phones (VC1, VC2 and VC3) throughout the Telesp concession area, sectors 31, 32 and 34 of Region III, as well as a 0.67% increase in the fixed-mobile interconnection tariffs (VUM), relative to VC1, VC2 and VC3. The new tariffs became effective on February 13, 2010.

17

4Q11 and 2011 Results
Telefônica Brasil S.A.

INCOME STATEMENT - MOBILE AND FIXED

R$ million *(with Intercompanies)*	Consolidated 4Q11	Consolidated 3Q11	Δ%	Combined 4Q10	Δ%	Accumulated Combined 2011	Accumulated Combined 2010	Δ%
Gross operating revenues	12,746.2	12,372.2	3.0	11,997.5	6.2	49,100.0	45,888.1	7.0
Gross mobile revenues	7,028.6	6,604.6	6.4	6,344.4	10.8	26,226.6	23,715.5	10.6
Gross fixed revenues	5,717.7	5,767.6	(0.9)	5,653.1	1.1	22,873.4	22,172.6	3.2
Deductions - taxes and others	(4,146.1)	(4,079.1)	1.6	(3,764.2)	10.1	(15,928.4)	(14,417.6)	10.5
Net Operating Revenues	8,600.1	8,293.1	3.7	8,233.3	4.5	33,171.5	31,470.5	5.4
Mobile	5,271.4	4,923.2	7.1	4,772.4	10.5	19,598.1	17,728.8	10.5
Fixed	3,328.7	3,369.8	(1.2)	3,461.0	(3.8)	13,573.5	13,741.7	(1.2)
Operating costs	(5,292.5)	(5,468.6)	(3.2)	(5,125.8)	3.3	(21,136.8)	(20,159.8)	4.8
Personnel	(594.5)	(581.3)	2.3	(701.2)	(15.2)	(2,272.1)	(2,163.6)	5.0
Costs of services rendered	(2,568.4)	(2,572.1)	(0.1)	(2,402.4)	6.9	(10,028.5)	(9,550.4)	5.0
Interconnection	(1,140.8)	(1,146.9)	(0.5)	(1,122.7)	1.6	(4,526.5)	(4,519.3)	0.2
Taxes and contributions	(482.4)	(452.2)	6.7	(387.8)	24.4	(1,763.9)	(1,499.5)	17.6
Third-party services	(651.4)	(669.8)	(2.8)	(631.3)	3.2	(2,611.8)	(2,485.9)	5.1
Others	(293.8)	(303.1)	(3.1)	(260.6)	12.8	(1,126.4)	(1,045.6)	7.7
Cost of goods sold	(434.2)	(451.0)	(3.7)	(439.5)	(1.2)	(1,786.5)	(1,805.0)	(1.0)
Selling expenses	(1,661.4)	(1,636.3)	1.5	(1,562.2)	6.4	(6,397.2)	(5,959.1)	7.4
Provision for bad debt	(137.5)	(152.1)	(9.6)	(125.0)	10.0	(565.1)	(556.0)	1.6
Third-party services	(1,376.5)	(1,345.8)	2.3	(1,311.1)	5.0	(5,294.2)	(4,836.4)	9.5
Others	(147.4)	(138.5)	6.4	(126.1)	16.9	(537.9)	(566.7)	(5.1)
General and administrative expenses	(352.2)	(250.4)	40.6	(253.4)	39.0	(1,055.5)	(979.5)	7.8
Third-party services	(260.4)	(184.8)	40.9	(190.7)	36.6	(800.4)	(757.5)	5.7
Others	(91.8)	(65.6)	39.8	(62.7)	46.3	(255.1)	(222.0)	14.9
Other operating revenue (expenses), net	318.0	22.5	1,311.4	233.7	36.1	402.9	294.8	36.7
Investment gains (losses)	-	-	n.a.	(0.9)	n.a.	-	2.9	n.a.
EBITDA	3,307.6	2,824.5	17.1	3,107.6	6.4	12,034.7	11,310.7	6.4
Margin %	38.5%	34.1%	4.4 p.p.	37.7%	0.7 p.p.	36.3%	35.9%	0.3 p.p.
Depreciation and Amortization	(1,322.3)	(1,396.0)	(5.3)	(1,035.1)	27.7	(5,131.9)	(4,694.9)	9.3
Depreciation	(856.3)	(950.8)	(9.9)	(806.0)	6.3	(3,558.7)	(3,678.4)	(3.3)
Goodwil amortization	(199.2)	(201.8)	(1.3)	(229.1)	(13.1)	(597.6)	(229.1)	160.8
Others amortizations	(266.7)	(243.3)	9.6	-	n.a.	(975.6)	(787.4)	23.9
EBIT	1,985.3	1,428.6	39.0	2,072.5	(4.2)	6,902.8	6,615.8	4.3
Net Financial Income	(93.5)	(40.7)	129.9	(142.9)	(34.6)	(179.5)	(454.0)	(60.5)
Financial Revenues	277.1	382.1	(27.5)	108.5	155.5	1,185.6	706.5	67.8
Income from Financial Transactions	80.1	100.7	(20.5)	100.3	(20.1)	401.7	318.8	26.0
Monetary and exchange variations	150.8	194.1	(22.3)	20.3	644.3	543.7	215.1	152.7
Other financial revenues	64.7	87.4	(25.9)	24.8	161.1	258.7	211.1	22.6
(-) Pis and Cofins taxes	(18.5)	-	n.a.	(36.9)	(49.8)	(18.5)	(38.5)	(51.9)
Financial Expenses	(370.6)	(422.8)	(12.3)	(251.4)	47.4	(1,365.1)	(1,160.5)	17.6
Financial Expenses	(269.8)	(243.2)	10.9	(227.4)	18.6	(876.5)	(984.6)	(11.0)
Monetary and exchange variations	(100.8)	(179.6)	(43.9)	(20.0)	402.9	(483.5)	(174.9)	176.4
Other financial expenses	-	-	n.a.	(3.9)	n.a.	(5.0)	(1.0)	414.9
Taxes	(429.5)	(55.7)	671.7	(447.4)	(4.0)	(1,650.9)	(1,869.2)	(11.7)
Net income	1,462.3	1,332.2	9.8	1,482.2	(1.3)	5,072.4	4,292.7	18.2

18

4Q11 and 2011 Results
Telefônica Brasil S.A.

BALANCE SHEET - MOBILE AND FIXED

R$ million *(with intercompanies)*	Consolidated December/11	Combined December/10	Δ%
ASSETS	65,490.0	63,364.6	3.4
Current assets	11,810.1	11,299.5	4.5
Cash and cash equivalents	2,940.3	3,697.5	(20.5)
Net accounts receivable from customers	5,105.9	4,783.1	6.7
Supply	471.7	365.4	29.1
Decoverable taxes	2,495.1	1,662.7	50.1
Bail of legal proceedings	116.4	138.9	(16.2)
Derivatives operations	1.9	0.2	n.a.
Prepaid expenses	255.1	224.3	13.7
Credit from associated companies	40.3	101.8	(60.4)
Other assets	383.4	325.6	17.8
Non-Current Assets	53,679.9	52,065.1	3.1
Long-term assets	6,434.5	6,835.2	(5.9)
Accounts receivable from customers	84.9	67.3	26.2
Financial Investments	99.1	93.0	6.6
Decoverable taxes	1,015.0	1,364.8	(25.6)
Deffered taxes	1,428.9	2,293.4	(37.7)
Bail of legal proceedings	3,400.2	2,711.8	25.4
Derivatives operations	225.9	108.0	109.2
Credit from associated companies	20.2	16.5	22.4
Other assets	160.3	180.4	(11.1)
Investments	37.8	100.8	(62.5)
Net Permanent Assets	17,153.9	16,525.1	3.8
Net Intangible	30,053.7	28,604.0	5.1
LIABILITIES	65,490.0	63,364.6	3.4
Current liabilities	12,740.3	11,711.1	8.8
Payroll and related charges	495.6	590.3	(16.0)
Suppliers	6,081.6	5,669.4	7.3
Taxes	1,692.0	1,601.2	5.7
Loans and financing	988.4	903.0	9.5
Debentures	468.6	233.1	101.0
Dividends and interest on capital	973.0	943.6	3.1
Provisions	416.3	388.6	7.1
Derivatives operations	51.2	53.0	(3.4)
Payables to associated companies	66.5	52.8	25.9
Deferred revenues	761.3	651.9	16.8
Other liabilities	745.8	624.2	19.5
Non-Current Liabilities	9,418.9	7,634.8	23.4
Taxes	459.4	385.9	23.4
Deferred taxes	789.0	-	19.0
Loans and financing	3,959.1	3,389.5	n.a.
Debentures	787.8	1,214.0	16.8
Provisions	3,120.8	2,371.5	(35.1)
Derivatives operations	78.4	109.4	31.6
Payables to associated companies	5.0	10.7	(28.3)
Deferred revenues	156.3	60.6	(53.3)
Other liabilities	63.1	93.2	157.9
Minority interest	5.1	-	n.a.
Shareholders' equity	43,325.7	44,018.7	(1.6)
Capital Stock	37,798.1	37,798.1	-
Capital Reserve	2,719.7	2,733.6	(0.5)
Profit Reserve	877.3	659.6	33.0
Premium for the stake acquisition	(29.9)	-	n.a.
Other comprehensive income	7.5	4.4	70.3
Additional dividends proposed	1,953.0	2,823.1	(30.8)

19

Telefónica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

TARIFFS - FIXED VOICE BUSINESS

LOCAL SERVICE TARIFFS
(R$ - including taxes)

Date	Installation Charge	Monthly Subscription Fee			Public Telephony	Local Pulse	Local Minute	
	Residential	Residential	Non-residential	Trunk Line	Credit		Basic	PASOO
Jul 14, 2006	106.81	37.98	65.12	65.12	0.1160	0.14672	0.09557	0.03667
Jul 20, 2007	109.16	38.80	66.55	66.55	0.1185	0.14995	0.09767	0.03747
Jul 24, 2008	112.44	39.97	68.56	68.56	0.1215	n.a.	0.10060	0.03859
Sep 16, 2009	113.53	40.35	69.22	69.22	0.1225	n.a.	0.10158	0.03899
Oct 8, 2010	114.28	40.60	69.67	69.67	0.1230	n.a.	0.10224	0.03924
Dec 24, 2011	113.81	41.38	70.76	70.69	0.1250	n.a.	0.10423	0.03994

DLD TARIFFS
(R$ - including taxes, per minute, normal rates, without discounts)

Date	D1	D2	D3	D4
	(up to 50km)	(50 to 100km)	(100 to 300km)	(over 300km)
Jul 20, 2006	0.143	0.221	0.310	0.414
Jul 20, 2007	0.146	0.224	0.320	0.414
Jul 24, 2008	0.146	0.228	0.340	0.428
Sep 16, 2009	0.146	0.228	0.340	0.437
Oct 8, 2010	0.147	0.229	0.342	0.440
Dec 24, 2011	0.14927	0.23139	0.34686	0.45226

INTERCONNECTION TARIFFS
(R$ - including taxes, per minute, without discounts)

Date	Fixed-to-Fixed		Fixed-Mobile
	TU-RL	TU-RIU	VUM
Jan 1, 2006	0.036	0,095 (*)	
Mar 31, 2006			
Jul 14, 2006	0.035		
Jul 20, 2006	0.028	0,10185(*)	
Jul 20, 2007	0.029	0,10185(*)	0,37387-0,44493
Jul 24, 2008	0.030	0,11601(*)	0,39603-0,47130
Sep 16, 2009	0.030	0,11573 (*)	
Feb 13, 2010			0,39868-0,47130
Oct 8, 2010	0.028	0,11737 (*)	
Dec 24, 2011	0,02848 (**)	0,12091 (**)	

(*) Average of the 4 time-periods.
(**) Average rate using the traffic of the readjustment period.

FIXE-TO-MOBILE TARIFFS
(R$ - including taxes, per minute, without discounts)

Fixed-Mobile		
VC-1	VC-2	VC-3
	1.462	1.663
0,67875-0,75903	1.510	1.718
0,69918-0,78187	1.555	1.770
0,70601-0,78950	1.57055	1.78699

Notes:

a) Effective as of 12/24/11, the maximum Local Service Basic Plan net tariffs, as per Anatel Act no. 8401, dated 12/22/11, were increased by 1.95% throughout sectors 31, 32 and 34, incorporating the productivity gain of 3.747%, as provided for in the Concession Agreement.

b) Effective as of 12/24/11, the maximum Domestic Long-Distance Service Basic Plan net tariffs, as per Anatel Act no. 8933, dated 12/22/11, were increased by 1.95% throughout sectors 31, 32 and 34, incorporating the productivity gain of 3.747%, as provided for in the Concession Agreement.

c) Effective as of 02/13/10, the Fixed-to-Mobile tariffs, as per Anatel Act no. 971 of February 9, 2010, were increased by 0.98% for calls between fixed and mobile phones (VC1, VC2 and VC3) throughout the Telesp concession area, sectors 31, 32 and 34 of Region III, as well as, by a 0.67% increase in the fixed-mobile interconnection tariffs (VUM), relative to VC1, VC2 and VC3.

20

4Q11 and 2011 Results
Telefônica Brasil S.A.

4Q11 Conference Call

In English

Date: Thursday, February 16th, 2012

Time: 12:00 pm (Brasília) and 9:00 am (New York)

Phone: +1 (412) 317-6776

Access Code: Telefônica Brasil

Webcast: http://webcast.mz-ir.com/publico.aspx?codplataforma=3533

A replay of the conference call can be accessed until February 24, 2012, by dialing +1 (412) 317-0088, Code: 10009810#, or by visiting our website.

APIMEC Presentation

In Portuguese

Date: Thursday, February 16th, 2012

Time: 16:30 pm (Brasília)

Address: VIVO's Theater (Av. Dr. Chucri Zaidan, 860 – Morumbi – SP)

Phone: (55 11) 2188-0155

Access Code: Telefônica Brasil

Webcast: http://webcast.mz-ir.com/publico.aspx?codplataforma=3543

A replay of the APIMEC Presentation can be accessed until February 24, 2012, by dialing (55 11) 2188-0155, Code: Telefônica Brasil, or by visiting our website.

Telefônica Brasil – Investor Relations

Gilmar Roberto Camurra
Cristiane Barretto Sales
Carlos Raimar Schoeninger
Luis Carlos Plaster
Maria Tereza Pelicano David

Av. Chucri Zaidan, 860 – Morumbi – SP – 04583-110
Phone: +55 11 7420-1172
E-mail: ri.telefonicabr@telefonica.com.br e ri@vivo.com.br

Information available on the website: http://www.telefonica.com.br/investidores

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

21

Telefônica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

APPENDIX I

Quarterly evolution after intercompany eliminations and per service for 2010 and 2011.

NET OPERATING REVENUES - AFTER INTERCOMPANIES AND PER SERVICE

					Accumulated					Accumulated
R$ milhões	1Q10	2Q10	3Q10	4Q10	2010	1Q11	2Q11	3Q11	4Q11	2011
Net Operating Revenues	7,529.0	7,759.0	7,949.2	8,233.3	31,470.6	8,017.5	8,260.9	8,293.1	8,600.1	33,171.6
Net Operating Services Revenues	7,225.4	7,467.2	7,648.6	7,937.3	30,298.4	7,713.5	7,999.0	8,067.7	8,437.1	32,217.3
Mobile	4,137.9	4,324.0	4,494.5	4,772.4	17,728.8	4,671.1	4,732.4	4,923.2	5,271.4	19,598.1
Net service revenues	3,834.2	4,052.2	4,194.0	4,476.3	16,556.7	4,367.2	4,470.4	4,697.9	5,108.4	18,643.8
Access and Usage	2,118.3	2,173.6	2,305.8	2,366.4	8,984.2	2,322.6	2,300.8	2,439.8	2,660.5	9,723.7
Network usage	996.2	1,045.7	997.0	1,062.0	4,100.8	1,022.1	1,009.2	997.3	1,070.4	4,099.0
Data Revenues plus VAS	687.0	802.1	842.7	947.5	3,279.3	982.7	1,116.8	1,206.4	1,334.3	4,640.1
Messaging P2P	219.2	280.7	285.6	325.3	1,110.8	321.1	361.0	406.9	473.3	1,562.2
Internet	366.4	424.9	457.0	504.1	1,752.5	532.4	582.5	606.0	645.8	2,366.7
Other Data Revenues plus VAS	101.4	96.5	100.1	118.1	416.0	129.2	173.3	193.5	215.2	711.1
Other services	32.8	30.8	48.5	80.4	192.4	39.8	43.6	54.4	43.2	181.0
Net handset revenues	303.7	271.8	300.5	296.1	1,172.1	304.0	261.9	225.4	163.0	954.3
Fixed	3,391.1	3,435.0	3,454.6	3,461.0	13,741.7	3,346.4	3,528.5	3,369.8	3,328.7	13,573.5
Fixed voice and accesses	2,235.6	2,265.1	2,215.4	2,184.3	8,900.3	2,113.0	2,078.9	1,989.2	1,922.1	8,103.2
Interconnection	121.5	117.4	119.0	118.7	476.6	116.8	117.0	113.1	98.3	445.2
Data transmission	729.4	741.4	805.5	837.0	3,113.2	807.1	867.4	876.6	897.1	3,448.2
Pay TV	103.6	100.4	102.8	104.7	411.5	108.5	188.7	177.2	173.0	647.5
Other services	201.1	210.7	212.0	216.4	840.2	201.0	276.5	213.7	238.3	929.4
Mobile ARPU (R$/month)	24.2	24.6	24.6	25.4	24.7	23.8	23.6	23.9	24.6	24.0
Voice ARPU	19.9	19.7	19.6	20.0	19.8	18.5	17.7	17.7	18.2	18.0
Data ARPU	4.3	4.9	4.9	5.4	4.9	5.4	5.9	6.1	6.4	6.0

22

Telefónica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

APPENDIX II

Financial highlights, as well as a detailed revenue evolution, before intercompany eliminations and per Company.

HIGHLIGHTS PER COMPANY

					Accumulated					Accumulated
R$ million	1Q10	2Q10	3Q10	4Q10	2010	1Q11	2Q11	3Q11	4Q11	2011
Net Operating Revenues	7,529.1	7,759.0	7,949.2	8,233.3	31,470.6	8,017.5	8,260.9	8,293.1	8,600.1	33,171.6
Net Operating Services Revenues	7,225.4	7,487.2	7,648.6	7,937.3	30,298.4	7,713.5	7,999.0	8,067.7	8,437.1	32,217.3
Net operating mobile services revenues	3,967.5	4,174.0	4,357.0	4,609.8	17,108.3	4,548.8	4,793.2	5,193.6	5,488.4	20,023.8
Net operating fixed revenues	3,903.1	3,904.8	3,975.8	4,014.6	15,798.3	3,974.7	4,220.7	4,210.8	3,977.5	16,383.6
Intercompanies	(645.2)	(591.6)	(684.2)	(687.1)	(2,608.2)	(809.9)	(1,014.9)	(1,336.7)	(1,028.7)	(4,190.2)
Net handset revenues	303.7	271.8	300.5	296.1	1,172.1	304.0	261.9	225.4	163.0	954.3
Operating costs	(4,979.8)	(4,952.3)	(5,102.0)	(5,125.8)	(20,159.8)	(5,177.6)	(5,198.2)	(5,468.6)	(5,292.5)	(21,136.8)
EBITDA	2,549.3	2,806.7	2,847.2	3,107.6	11,310.8	2,840.0	3,062.7	2,824.5	3,307.6	12,034.8
Margin%	33.9%	36.2%	35.8%	37.7%	35.9%	35.4%	37.1%	34.1%	38.5%	36.3%
Net Income	676.9	884.4	1,249.3	1,482.2	4,292.7	1,128.5	1,149.4	1,332.2	1,462.3	5,072.4
Allocation of DLD and FWT revenues	-	-	-	-	-	-	-	-	(245.5)	(245.5)

NET OPERATING REVENUES - BEFORE INTERCOMPANIES AND PER COMPANY

					Accumulated					Accumulated
R$ milhões	1Q10	2Q10	3Q10	4Q10	2010	1Q11	2Q11	3Q11	4Q11	2011
Net Operating Revenues	7,529.0	7,759.0	7,949.2	8,233.3	31,470.5	8,017.5	8,260.9	8,293.1	8,600.1	33,171.5
Net Operating Services Revenues	7,225.4	7,467.2	7,648.6	7,937.3	30,298.4	7,713.5	7,999.0	8,067.7	8,437.1	32,217.3
Intercompanies	(645.2)	(591.6)	(684.2)	(687.1)	(2,608.2)	(809.9)	(1,014.9)	(1,336.7)	(1,028.7)	(4,190.2)
Mobile	4,271.2	4,445.8	4,657.6	4,905.9	18,280.5	4,852.7	5,055.1	5,418.9	5,651.3	20,978.1
Net service revenues	3,967.5	4,174.0	4,357.0	4,609.8	17,108.3	4,548.8	4,793.2	5,193.6	5,488.4	20,023.8
Access and Usage	1,703.0	1,805.9	1,889.2	1,949.0	7,347.1	1,856.3	1,891.3	1,956.6	2,383.3	8,087.5
Network usage	1,543.2	1,534.5	1,575.3	1,631.9	6,285.0	1,668.4	1,741.4	1,976.2	1,727.7	7,113.7
Data Revenues plus VAS	687.0	802.1	842.7	947.5	3,279.2	984.3	1,116.8	1,206.4	1,334.3	4,641.7
Messaging P2P	219.2	280.7	285.6	325.3	1,110.8	321.1	361.0	406.9	473.3	1,562.2
Internet	366.4	424.9	457.0	504.1	1,752.5	532.4	582.5	606.0	645.8	2,366.7
Other Data Revenues plus VAS	101.4	96.5	100.1	118.1	416.0	129.2	173.3	193.5	215.2	711.1
Other services	34.3	31.5	49.8	81.3	197.0	39.7	43.6	54.4	43.2	181.0
Net handset revenues	303.7	271.8	300.5	296.1	1,172.1	304.0	261.9	225.4	163.0	954.3
Fixed	3,903.1	3,904.8	3,975.8	4,014.6	15,798.3	3,974.7	4,220.7	4,210.8	3,977.5	16,383.6
Fixed voice and accesses	2,678.7	2,661.5	2,675.3	2,669.7	10,685.2	2,674.2	2,705.2	2,768.1	2,407.6	10,555.1
Interconnection	128.2	125.8	124.9	125.9	504.8	126.6	129.5	132.9	211.1	600.2
Data transmission	765.2	782.1	839.6	873.3	3,260.2	849.5	898.4	904.7	928.6	3,581.1
Pay TV	103.6	100.4	102.8	104.7	411.5	108.5	188.7	177.2	173.0	647.5
Other services	227.3	235.0	233.2	241.0	936.5	215.9	298.8	227.9	257.2	999.8
Mobile ARPU (R$/month)	25.1	25.3	25.5	26.2	25.5	24.8	25.4	26.4	26.4	25.7
Voice ARPU	20.7	20.4	20.6	20.8	20.6	19.4	19.4	20.3	20.0	19.8
Data ARPU	4.3	4.9	4.9	5.4	4.9	5.4	5.9	6.1	6.4	6.0

23

Telefónica | vivo
4Q11 and 2011 Results
Telefônica Brasil S.A.

APPENDIX III

Income Statement as from 2010 and 2011 after intercompany eliminations and per Company.

COMBINED INCOME STATEMENT - MOBILE AND FIXED

R$ million	1Q10	2Q10	3Q10	4Q10	Accumulated 2010
Gross operating revenues	10,893.8	11,373.2	11,623.6	11,997.5	45,888.1
Net Operating Revenues	7,529.0	7,759.0	7,949.2	8,233.3	31,470.5
Mobile	3,722.6	3,956.2	4,077.9	4,335.0	16,091.7
Fixed	3,806.4	3,802.7	3,871.3	3,898.4	15,378.8
Operating costs	(4,979.8)	(4,952.3)	(5,102.0)	(5,125.8)	(20,159.8)
Personnel	(464.2)	(490.3)	(508.0)	(701.2)	(2,163.6)
Costs of services rendered	(2,379.5)	(2,379.7)	(2,388.7)	(2,402.4)	(9,550.4)
Interconnection	(1,159.6)	(1,127.7)	(1,109.3)	(1,122.7)	(4,519.3)
Third-party services	(591.2)	(628.1)	(635.3)	(631.3)	(2,485.9)
Others	(628.8)	(623.9)	(644.1)	(648.4)	(2,545.1)
Cost of goods sold	(461.8)	(430.2)	(473.4)	(439.5)	(1,805.0)
Selling expenses	(1,400.0)	(1,516.6)	(1,480.4)	(1,562.2)	(5,959.1)
Provision for bad debt	(157.1)	(149.9)	(123.9)	(125.0)	(556.0)
Third-party services	(1,074.5)	(1,224.4)	(1,226.5)	(1,311.1)	(4,836.4)
Others	(168.4)	(142.2)	(130.0)	(126.1)	(566.7)
General and administrative expenses	(231.5)	(256.2)	(238.4)	(253.4)	(979.5)
Third-party services	(177.2)	(201.8)	(187.8)	(190.7)	(757.5)
Others	(54.3)	(54.4)	(50.6)	(62.7)	(222.0)
Other operating revenue (expenses), net	(47.2)	117.0	(8.8)	233.7	294.8
Investment gains (losses)	4.5	3.7	(4.4)	(0.9)	2.9
EBITDA	2,549.2	2,806.7	2,847.2	3,107.6	11,310.7
Margin %	33.9%	36.2%	35.8%	37.7%	35.9%
Depreciation and Amortization	(1,315.7)	(1,301.7)	(1,042.3)	(1,035.1)	(4,694.9)
EBIT	1,233.5	1,504.9	1,804.8	2,072.5	6,615.8
Net Financial Income	(92.1)	(142.3)	(76.6)	(142.9)	(454.0)
Financial Revenues	258.4	158.4	181.2	108.5	706.5
Income from Financial Transactions	76.8	65.6	76.0	100.3	318.8
Monetary and exchange variations	74.7	57.2	62.9	20.3	215.1
Other financial revenues	106.8	37.2	42.3	24.8	211.1
(-) Pis and Cofins taxes	0.0	(1.6)	-	(36.9)	(38.5)
Financial Expenses	(350.5)	(300.7)	(257.8)	(251.4)	(1,160.5)
Financial Expenses	(287.5)	(255.7)	(213.9)	(227.4)	(984.6)
Monetary and exchange variations	(63.8)	(46.9)	(44.1)	(20.0)	(174.9)
Other financial expenses	0.8	1.9	0.2	(3.9)	(1.0)
Taxes	(464.5)	(478.3)	(479.0)	(447.4)	(1,869.2)
Net income	676.9	884.4	1,249.3	1,482.2	4,292.7

24

Telefónica | vivo
4Q11 and 2011 Results
Telefônica Brasil S.A.

COMBINED INCOME STATEMENT - MOBILE AND FIXED

R$ million	1Q11	2Q11	3Q11	4Q11	Accumulated 2011
Gross operating revenues	11,832.2	12,149.3	12,372.2	12,746.2	49,100.0
Net Operating Revenues	8,017.5	8,260.9	8,293.1	8,600.1	33,171.5
Mobile	4,204.9	4,322.8	4,440.0	4,994.1	17,961.8
Fixed	3,812.6	3,938.0	3,853.1	3,606.0	15,209.7
Operating costs	(5,177.6)	(5,198.2)	(5,468.6)	(5,292.5)	(21,136.8)
Personnel	(541.1)	(555.2)	(581.3)	(594.5)	(2,272.1)
Costs of services rendered	(2,441.1)	(2,447.0)	(2,572.1)	(2,568.4)	(10,028.5)
Interconnection	(1,103.6)	(1,135.2)	(1,146.9)	(1,140.8)	(4,526.5)
Third-party services	(671.3)	(619.2)	(669.8)	(651.4)	(2,611.8)
Others	(666.2)	(692.6)	(755.3)	(776.2)	(2,890.3)
Cost of goods sold	(475.0)	(426.3)	(451.0)	(434.2)	(1,786.5)
Selling expenses	(1,485.3)	(1,614.2)	(1,636.3)	(1,661.4)	(6,397.2)
Provision for bad debt	(143.5)	(132.1)	(152.1)	(137.5)	(565.1)
Third-party services	(1,226.8)	(1,345.1)	(1,345.8)	(1,376.5)	(5,294.2)
Others	(114.9)	(137.0)	(138.5)	(147.4)	(537.9)
General and administrative expenses	(219.9)	(233.0)	(250.4)	(352.2)	(1,055.5)
Third-party services	(168.0)	(187.2)	(184.8)	(260.4)	(800.4)
Others	(51.9)	(45.8)	(65.6)	(91.8)	(255.1)
Other operating revenue (expenses), net	(16.0)	78.3	22.5	318.0	402.9
Investment gains (losses)	0.8	(0.8)	-	-	-
EBITDA	2,839.9	3,062.7	2,824.5	3,307.6	12,034.7
Margin %	35.4%	37.1%	34.1%	38.5%	36.3%
Depreciation and Amortization	(1,084.4)	(1,329.3)	(1,396.0)	(1,322.3)	(5,131.9)
EBIT	1,755.6	1,733.4	1,428.6	1,985.3	6,902.8
Net Financial Income	(11.9)	(33.4)	(40.7)	(93.5)	(179.5)
Financial Revenues	242.2	284.1	382.1	277.1	1,185.6
Income from Financial Transactions	110.4	110.5	100.7	80.1	401.7
Monetary and exchange variations	69.1	129.7	194.1	150.8	543.7
Other financial revenues	62.7	43.9	87.4	64.7	258.7
(-) Pis and Cofins taxes	-	-	-	(18.5)	(18.5)
Financial Expenses	(254.1)	(317.5)	(422.8)	(370.6)	(1,365.1)
Financial Expenses	(185.0)	(178.5)	(243.2)	(269.8)	(876.5)
Monetary and exchange variations	(71.5)	(131.6)	(179.6)	(100.8)	(483.5)
Other financial expenses	2.4	(7.4)	-	-	(5.0)
Taxes	(615.1)	(550.6)	(55.7)	(429.5)	(1,651.0)
Net income	1,128.5	1,149.4	1,332.2	1,462.3	5,072.4

25

Telefónica | vivo

4Q11 and 2011 Results
Telefônica Brasil S.A.

ANNEX IV

TELESP

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2010)	03/18/2011	03/18/2011	264.8	264.8	ON PN	0.490765 0.539842	0.490765 0.539842	11/03/2011
Dividends (based on 2010)	03/18/2011	03/18/2011	1,429.3	1,429.3	ON PN	2.648987 2.913886	2.648987 2.913886	05/20/2011

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital (based on 2010)	12/14/2010	12/30/2010	202.0	171.7	ON PN	0.374376 0.411813	0.318219 0.350041	05/20/2011
Interest on Own Capital (based on 2010)	09/29/2010	09/30/2010	390.0	331.5	ON PN	0.722805 0.795085	0.614384 0.675823	12/13/2010
Dividends (based on 2010)	09/29/2010	09/30/2010	196.4	196.4	ON PN	0.363914 0.400305	0.363914 0.400305	12/13/2010
Dividends (based on 2009)	04/07/2010	04/07/2010	451.6	451.6	ON PN	0.837055 0.920760	0.837055 0.920760	12/13/2010
Dividends (based on 2009)	04/07/2010	04/07/2010	800.0	800.0	ON PN	1.482677 1.630944	1.482677 1.630944	04/26/2010

VIVO

2011	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Dividends (based on 2010)	03/31/2011	03/31/2011	1,051.9	1,051.9	ON PN	2.632505 2.632505	2.632505 2.632505	11/03/2011
Dividends (based on 2010)	03/31/2011	03/31/2011	1,051.9	1,051.9	ON PN	2.632505 2.632505	2.632505 2.632505	06/02/2011

2010	Deliberation	Shareholding position	Gross amount (Reais million)	Net amount (Reais million)	Shares	Gross amount per share (in Reais)	Net amount per share (in Reais)	Payment beginning date
Interest on Own Capital (based on 2010)	12/17/2010	12/30/2010	110.0	93.5	ON PN	0.275282 0.275282	0.233990 0.233990	11/03/2011
Interest on Own Capital (based on 2010)	12/17/2010	12/30/2010	110.0	93.5	ON PN	0.275282 0.275282	0.233990 0.233990	06/02/2011
Interest on Own Capital (based on 2010)	12/15/2009	12/30/2009	52.1	44.2	ON PN	0.130303 0.130303	0.110758 0.110758	10/25/2010
Interest on Own Capital (based on 2010)	12/15/2009	12/30/2009	52.1	44.2	ON PN	0.130303 0.130303	0.110758 0.110758	04/19/2010
Dividends (based on 2009)	02/09/2010	02/26/2010	365.2	365.2	ON PN	0.913892 0.913892	0.913892 0.913892	10/25/2010
Dividends (based on 2009)	02/09/2010	02/26/2010	365.2	365.2	ON PN	0.913892 0.913892	0.913892 0.913892	04/19/2010

26

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 16, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director